As filed with the Securities and Exchange Commission on January 24, 2006
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
LA JOLLA PHARMACEUTICAL COMPANY
(Exact name of Registrant as specified in its charter)

DELAWARE	33-0361285
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
6455 Nancy Ridge Drive
San Diego, California 92121
(858) 452-6600
(Address, including zip code, and telephone number, including area code, of Registrant’s Principal Executive Offices)
Steven B. Engle
La Jolla Pharmaceutical Company
6455 Nancy Ridge Drive
San Diego, California 92121
(858) 452-6600
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copy to:
Mark W. Shurtleff, Esq.
Gibson, Dunn & Crutcher LLP
4 Park Plaza
Irvine, California 92614
(949) 451-3800
     Approximate date of commencement of proposed sale to public: From time to time after this registration statement becomes effective.
     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐
     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☑
     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.    ☐
     If this form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.    ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class of	Amount to be	Offering Price	Aggregate Offering	Amount of
Securities to be Registered	Registered(1)(2)	per Share(3)	Price(3)	Registration Fee

Common Stock, par value $0.01 per share	21,999,985	$4.17	$91,739,937	$9,816.17

(1)	Pursuant to Rule 416 under the Securities Act of 1933, as amended, this Registration Statement also covers such additional number of shares of common stock as may be issuable from time to time as a result of stock split, stock dividend, recapitalization, exchange or similar event, including shares of common stock as may be issued upon the reclassification of any of the foregoing. Each share of common stock includes a right to purchase one one-thousandth of a share of Series A Junior Participating Preferred Stock pursuant to the Rights Agreement between the Registrant and American Stock Transfer & Trust Company, as Rights Agent.

(2)	Consists of (i) 17,599,993 shares (post-reverse stock split) of common stock issued to the selling stockholders named in this Registration Statement pursuant to a Securities Purchase Agreement, dated as of October 6, 2005, by and among the Registrant and such selling stockholders and (ii) 4,399,992 shares (post-reverse stock split) of common stock issuable upon exercise of warrants issued to such selling stockholders pursuant to the Securities Purchase Agreement.

(3)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) and based on the average of the high and the low price of the common stock of the Registrant as reported on January 17, 2006 on the Nasdaq National Market.
     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders named in this prospectus may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and the selling stockholders named in this prospectus are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.
Subject To Completion, Dated January 24, 2006
PROSPECTUS
LA JOLLA PHARMACEUTICAL COMPANY
21,999,985 Shares
Common Stock
        This prospectus relates to the sale or other disposition of up to 21,999,985 shares of common stock of La Jolla Pharmaceutical Company, or interests therein, by the selling stockholders named in this prospectus, and their transferees, consisting of (i) 17,599,993 shares (post-reverse stock split) of our common stock (the “Shares”) issued to the selling stockholders pursuant to a Securities Purchase Agreement, dated as of October 6, 2005 (the “Securities Purchase Agreement”), among us and the selling stockholders and (ii) 4,399,992 shares (post-reverse stock split) of our common stock (the “Warrant Shares”) issuable upon exercise of warrants issued to the selling stockholders pursuant to the Securities Purchase Agreement (the “Closing Warrants”). The selling stockholders acquired the Shares and the Closing Warrants pursuant to the Securities Purchase Agreement in a private placement transaction not involving a public offering.
      The selling stockholders may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices. See “Plan of Distribution” on page 17.
      We will not receive any proceeds from any sale or disposition of the shares registered hereunder or interests therein. The selling stockholders will receive all of the net proceeds from the sale or disposition of such shares, or interests therein, and pay all selling commissions, if any, applicable to any sale. We are responsible for payment of all other expenses incurred in connection with the registration of the shares hereunder.
      Our common stock is traded on the Nasdaq National Market under the symbol “LJPC.” On January 23, 2006, the last reported sale price of our common stock was $4.30 per share.
      You should read this prospectus carefully before you invest.
       INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE “RISK FACTORS” BEGINNING ON PAGE 1.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
      The information in this prospectus is not complete and may be changed. These securities will not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

The date of this prospectus is                     , 2006

LA JOLLA PHARMACEUTICAL COMPANY
      La Jolla Pharmaceutical Company was incorporated in Delaware in 1989. In October 2004, we established a subsidiary, La Jolla Limited, which was organized in England in connection with the potential development efforts for Riquent® in Europe. We are a biopharmaceutical company focused on the research and development of highly specific therapeutic products for the treatment of certain life-threatening antibody-mediated diseases. These diseases, including autoimmune conditions such as lupus, are caused by abnormal B cell production of antibodies that attack healthy tissues. Current treatments for these autoimmune disorders often address only symptoms of the disease, or nonspecifically suppress the normal operation of the immune system, which can result in severe, negative side effects and hospitalization. We believe that our drug candidates, called Toleragens®, have the potential to treat the underlying cause of many antibody-mediated diseases without these severe, negative side effects.
      We are registering 21,999,985 shares of our common stock, consisting of 17,599,993 Shares and 4,399,992 Warrant Shares issuable upon the exercise of the Closing Warrants, for resale or other disposition by the selling stockholders. We previously issued the Shares and the Closing Warrants to the selling stockholders pursuant to the Securities Purchase Agreement in a private placement transaction. The selling stockholders are identified in the section of this prospectus under the heading “Selling Stockholders.” We will not receive any of the proceeds from the sale or other disposition of the shares registered hereunder, or interests therein. We will, however, receive proceeds from the exercise of any Closing Warrants for cash. If all of the Closing Warrants were exercised for cash, we would receive proceeds of approximately $21,999,960, which we currently intend to use for general corporate purposes.
      We remain incorporated in the State of Delaware. Our principal executive offices are located at 6455 Nancy Ridge Drive, San Diego, California 92121, and our telephone number is (858) 452-6600.
RISK FACTORS
      An investment in our common stock involves a high degree of risk. You should carefully consider the following risk factors related to our common stock offered by this prospectus and to our business and operations. You should also carefully consider the other information in this prospectus and in the documents incorporated by reference. Some of these factors have significantly affected our financial condition and operating results in the past or are currently affecting us. All of these factors could affect our future financial condition or operating results. If any of the following risks actually occurs, our business could be harmed. If that happens, the trading price of our common stock could decline, and you may lose all or part of your investment.

I.	RISK FACTORS RELATING TO LA JOLLA PHARMACEUTICAL COMPANY AND THE INDUSTRY IN WHICH WE OPERATE.

Results from our clinical trials may not be sufficient to obtain approval to market Riquent or our other drug candidates in the United States or Europe on a timely basis, or at all.
      Our drug candidates are subject to extensive government regulations related to development, clinical trials, manufacturing and commercialization. In order to sell any product that is under development, we must first receive regulatory approval. To obtain regulatory approval, we must conduct clinical trials and toxicology studies that demonstrate that our drug candidates are safe and effective. The process of obtaining FDA and other regulatory approvals is costly, time consuming, uncertain and subject to unanticipated delays.
      The FDA and foreign regulatory authorities have substantial discretion in the approval process and may not agree that we have demonstrated that Riquent is safe and effective. If Riquent is ultimately not found to be safe and effective, we would be unable to obtain regulatory approval to manufacture, market and sell Riquent. Although we have received an approvable letter from the FDA, the analysis of the data from our Phase 3 trial of Riquent showed that the trial did not reach statistical significance with respect to its primary endpoint, time to renal flare, or with respect to its secondary endpoint, time to treatment with high-dose corticosteroids or cyclophosphamide. We can provide no assurances that the FDA or foreign regulatory authorities will ultimately approve Riquent or, if approved, what the indication for Riquent will be.
      Because Riquent is our only drug candidate for which we have completed a Phase 3 clinical trial, and because there is no guarantee that we would be able to develop an alternate drug candidate, our inability to obtain regulatory approval of Riquent would have a severe negative effect on our business, and, in the future, we may not have the financial resources to continue research and development of Riquent or any other potential drug candidates.

In order to complete our ongoing clinical trial of Riquent, we will need to enroll a sufficient number of patients who meet the trial criteria. If we are unable to successfully complete the trial, our business will be adversely affected and it may be difficult or impossible for us to continue to operate.
      We expect that the ongoing clinical trial of Riquent will involve approximately 600 patients, which is significantly more than were involved in our Phase 3 trial. In order to complete this trial, we will need to locate and enroll a sufficient number of patients who meet the criteria for the trial. We may have difficulty enrolling patients because, among other matters, there are specific limitations on the medications that a patient may be taking upon entry into the trial. If we are unable to timely enroll a sufficient number of patients, we will not be able to complete successfully the ongoing trial. As a result, it may be difficult or impossible for us to continue to operate.

Current and future clinical trials may be delayed or halted.
      Current and future clinical trials of Riquent, trials of drugs related to Riquent, or clinical trials of other drug candidates may be delayed or halted. For example, in 2005, we limited patient enrollment in our ongoing clinical benefit trial in an effort to reduce costs. This could have the effect of significantly delaying the completion of the trial. In addition, our Phase 2/3 clinical trial of Riquent was terminated before planned patient enrollment was completed. Current and future trials may be delayed or halted for various reasons, including:

•	supplies of drug product are not sufficient to treat the patients in the studies;

•	patients do not enroll in the studies at the rate we expect;

•	the products are not effective;

•	patients experience negative side effects or other safety concerns are raised during treatment; or

•	the trials are not conducted in accordance with applicable clinical practices.
      If any current or future trials are delayed or halted, we may incur significant additional expenses, and our potential approval of Riquent may be delayed, which could have a severe negative effect on our business.

We may be required to design and conduct additional trials.
      We may be required to design and conduct additional studies to further demonstrate the safety and efficacy of our drug candidates, which may result in significant expense and delay. The FDA and foreign regulatory authorities may require new or additional clinical trials because of inconclusive results from current or earlier clinical trials (including the Phase 2/3 and Phase 3 trials of Riquent), a possible failure to conduct clinical trials in complete adherence to FDA good clinical practice standards and similar standards of foreign regulatory authorities, the identification of new clinical trial endpoints, or the need for additional data regarding the safety or efficacy of our drug candidates. It is possible that the FDA or foreign regulatory authorities may not ultimately approve Riquent or our other drug candidates for commercial sale in any jurisdiction, even if future clinical results are positive.

The technology underlying our products is uncertain and unproven.
      All of our product development efforts are based on unproven technologies and therapeutic approaches that have not been widely tested or used. To date, no products that use our technology have been commercialized. The FDA has not determined that we have proven Riquent to be safe and effective in humans, and the technology on which it is based has been used only in our pre-clinical tests and clinical trials. Application of our technology to antibody-mediated diseases other than lupus is in earlier research stages. Clinical trials of Riquent may be viewed as a test of our entire approach to developing therapies for antibody-mediated diseases. If Riquent does not work as intended, or if the data from our clinical trials indicates that Riquent is not safe and effective, the applicability of our technology for successfully treating antibody-mediated diseases will be highly uncertain. As a result, there is a significant risk that our therapeutic approaches will not prove to be successful, and there can be no guarantee that our drug discovery technologies will result in any commercially successful products.

We may experience shortages of Riquent for use in our clinical studies.
      We may experience shortages of Riquent for use in our clinical studies. We have implemented a commercial scale manufacturing process for Riquent but we have not yet manufactured an entire lot of Riquent at the current scale. If we are unable to manufacture Riquent in accordance with applicable FDA good manufacturing practices at the current scale, our ability to timely complete clinical trials of Riquent will be negatively affected.

If we encounter delays or difficulties in establishing or maintaining relationships with manufacturing or distribution contractors, our ability to timely complete necessary clinical trials and potentially deliver commercial products may be negatively affected.
      We may enter into arrangements with contract manufacturing companies to expand our own production capacity in order to meet demand for our products or to attempt to improve manufacturing efficiency. If we choose to contract for manufacturing services, the FDA and comparable foreign regulators would have to approve the contract manufacturers prior to our use, and these contractors would be required to comply with strictly enforced manufacturing standards. We may also enter into agreements with contractors to prepare and distribute our drug candidates for use by patients in clinical trials or commercially. If we encounter delays or difficulties in establishing or maintaining relationships with contractors to produce, package or distribute our drug candidates, if they are unable to meet our needs, if they are not approved by the regulatory authorities, or if they fail to adhere to applicable manufacturing standards, our ability to timely complete necessary clinical trials and to introduce our products into the market would be negatively affected.

Our limited manufacturing capabilities and experience could result in shortages of drugs for future sale, and our revenues and profit margin could be negatively affected.
      We have never operated a commercial manufacturing facility and we will be required to manufacture Riquent pursuant to applicable FDA good manufacturing practices. Our inexperience could result in manufacturing delays or interruptions and higher manufacturing costs. This could negatively affect our ability to supply the market on a timely and competitive basis. The sales of our products, if any, and our profit margins may also be negatively affected. In addition, substantial capital investment in the expansion and build-out of our manufacturing facilities will be required to enable us to manufacture Riquent, if approved, in significant commercial quantities. We have limited manufacturing experience, and we may be unable to successfully transition to commercial production.

Our suppliers may not be able to provide us with sufficient quantities of materials that we may need to manufacture our products.
      We rely on outside suppliers to provide us with specialized chemicals and reagents that we use to manufacture our drugs. In order to manufacture Riquent and our other drug candidates in sufficient quantities for our clinical trials and possible commercialization, our suppliers will be required to provide us with an adequate supply of chemicals and reagents. Our ability to obtain these chemicals and reagents is subject to the following risks:

•	our suppliers may not be able to increase their own manufacturing capabilities in order to provide us with a sufficient amount of material for our use;

•	some of our suppliers may be required to pass FDA inspections or validations or to obtain other regulatory approvals of their manufacturing facilities or processes, and they may be delayed or unable to do so;

•	the materials that our suppliers use to manufacture the chemicals and reagents that they provide us may be costly or in short supply; and

•	there are a limited number of suppliers that are able to provide us with the chemicals or reagents that we use to manufacture our drugs.
      If we are unable to obtain sufficient quantities of chemicals or reagents, our ability to produce products for clinical studies and, therefore, to introduce products into the market on a timely and competitive basis, will be impeded. The subsequent sales of our products, if any, and our profit margins may also be negatively affected.

An interruption in the operation of our sole manufacturing facility could disrupt our operations.
      We have only one drug manufacturing facility. A significant interruption in the operation of this facility, whether as a result of a natural disaster or other causes, could significantly impair our ability to manufacture drugs for our clinical trials or possible commercialization.

If we are to obtain regulatory approval of Riquent, we must validate our manufacturing facilities and processes.
      Although a successful pre-approval inspection was conducted by the FDA in July 2004, we have never operated a commercial manufacturing facility and we have not yet validated our manufacturing processes. If we are unable to maintain validated conditions at our manufacturing facilities or fail to successfully validate our manufacturing processes to the satisfaction of the regulatory authorities, they will not approve Riquent for commercial use.

We are currently devoting nearly all of our resources to the development and approval of Riquent. Accordingly, our efforts with respect to other drug candidates have significantly diminished.
      We have currently budgeted only a limited amount of funds for the development of small molecules for the treatment of autoimmune diseases and acute and chronic inflammatory disorders. Substantial future development of these drug candidates may depend on our ability to obtain third party financing for this program. As a result, significant progress with respect to drug candidates other than Riquent, if any, will be significantly delayed and our success and ability to continue to operate depends on whether we obtain regulatory approval to market Riquent.

Our operations depend on key employees. Losing these employees would have a negative effect on our product development and operations.
      We are highly dependent on the principal members of our scientific and management staff, the loss of whose services would delay the achievement of our research and development objectives. This is because our key personnel, including Steven Engle, Dr. Matthew Linnik, Dr. Paul Jenn and Dr. Andrew Wiseman, have been involved in the development of Riquent and other drug candidates for several years and have unique knowledge of our drug candidates and of the technology on which they are based. In addition, we will be required to rely on other key members of our senior management team to assist us with, among other matters, manufacturing, clinical development, regulatory and potential commercialization activities.

Retaining our current personnel and recruiting additional personnel will be critical to our success.
      Retaining our current key personnel to perform clinical development, manufacturing, regulatory, research and development, and business development activities will be critical to our near term success. We expect that recruiting additional qualified personnel to conduct clinical development, manufacturing, regulatory, research and development, business development, and marketing and sales activities will be required to successfully further develop Riquent and any additional drug candidates. Because competition for experienced clinical, manufacturing, regulatory, scientific, business development, and marketing and sales personnel among numerous pharmaceutical and biotechnology companies and research and academic institutions is intense, we may not be able to attract and retain these people. If we cannot attract and retain qualified people, our ability to conduct necessary clinical trials, manufacture drug, enter into collaborative agreements and develop and sell potential products may be negatively affected because, for instance, the trials may not be conducted properly, or the manufacturing or sales of our products may be delayed. In addition, we rely on consultants and advisors to assist us in formulating our clinical, manufacturing, regulatory, research and development, business development, and marketing and sales strategies. All of our consultants and advisors have outside employment and may have commitments or consulting or advisory contracts with other entities that may limit their ability to contribute to our business.

Our efforts to obtain approval to market Riquent in Europe may be delayed or unsuccessful.
      In order to obtain approval to market Riquent in Europe we must submit a Marketing Authorization Application (an “MAA”) to and pass inspections of the European health authority. Ultimately, a representative from each of the European Member States will vote on whether to approve the MAA. Upon receiving the MAA, the Committee for Human Medicinal Products, a division of the European Medicines Agency (“EMEA”), will review the MAA and respond to us with a number of questions. The approval process may be delayed because, among other matters: the answers to the questions posed by the EMEA may require additional tests to be conducted to obtain the answers to the questions posed; we, or one of our contract manufacturing facilities, may be unable to successfully pass an inspection by the European health authority; or the European health authority ultimately may not accept the data presented in the MAA in combination with our proposals for post-authorization commitments as adequate for approval under the EMEA “exceptional circumstances” regulation. The exceptional circumstances regulation is a path to approval in Europe that may be available when the comprehensive assessment of a product’s efficacy or safety is not possible at the time of filing because of the rarity of the indication, the state of scientific knowledge, or the means by which such information would be gathered is contrary to medical ethics. In addition, we must manufacture three consecutive lots of Riquent to validate our manufacturing process as part of our MAA. If we encounter difficulties in successfully completing this component of the MAA, our application will not be complete and approval will not be granted. Even if we receive approval in Europe under the exceptional circumstances regulation, we will be required to complete several post-authorization commitments, including a long-term clinical efficacy study, the progress of which will be reviewed frequently by the European health authorities. If we fail to successfully complete these activities to the satisfaction of the European health authorities, our license to market Riquent in Europe, if any, could be revoked.

We may not have sufficient financial resources to complete the ongoing clinical benefit trial of Riquent.
      We will need to successfully complete the ongoing clinical benefit study of Riquent prior to FDA approval. We expect that the ongoing clinical benefit trial will involve approximately 600 patients and take several years to complete. Although we recently raised net proceeds of approximately $62 million from the sale of common stock and warrants, the actual costs of completing the ongoing clinical benefit trial of Riquent may exceed our current cash resources. In that case, if we expend all of the funds that we recently raised and do not receive funding from a collaborative agreement with a corporate partner or obtain other financing, we will not have the financial resources to complete the ongoing clinical benefit trial or to continue the research and development of Riquent, and it will be difficult or impossible for us to continue to operate.

We will need additional funds to support our operations.
      Our operations to date have consumed substantial capital resources. Before we can obtain FDA approval for Riquent, our drug candidate for lupus renal disease, we will need to successfully complete the ongoing clinical benefit trial and possibly additional trials. Therefore, we expect to expend substantial amounts of capital resources for additional research, product development, pre-clinical testing and clinical trials of Riquent and any additional drug candidates. We may also devote substantial additional capital resources to establish commercial-scale manufacturing capabilities and to market and sell potential products. These expenses may be incurred prior to or after any regulatory approvals that we may receive. Even with the net proceeds of approximately $62 million from the Securities Purchase Agreement, we expect that we will need additional funds to finance our future operations. Our future capital requirements will depend on many factors, including:

•	the scope and results of our clinical trials;

•	our ability to manufacture sufficient quantities of drug to support clinical trials;

•	our ability to obtain regulatory approval for Riquent;

•	the time and costs involved in applying for regulatory approvals;

•	continued scientific progress in our research and development programs;

•	the size and complexity of our research and development programs;

•	the costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims;

•	competing technological and market developments;

•	our ability to establish and maintain collaborative research and development arrangements;

•	our need to establish commercial manufacturing capabilities; and

•	our ability to develop effective marketing and sales programs.
      We expect to incur substantial losses each year for at least the next several years as we continue our planned clinical trial, manufacturing, regulatory, and research and development activities. If we ultimately receive regulatory approval for Riquent, or any of our other drug candidates, our manufacturing, marketing and sales activities are likely to substantially increase our expenses and our need for additional working capital. In the future, it is possible that we will not have adequate resources to support continuation of our business activities.

We may need to sell stock or assets, enter into collaborative agreements, significantly reduce our operations, or merge with another entity to continue operations.
      Our business is highly cash-intensive and we expect that we will need a significant amount of additional cash to continue our operations. There can be no guarantee that additional financing will be available to us on favorable terms, or at all, whether through issuance of additional securities, entry into collaborative arrangements, or otherwise. If adequate funds are not available, we may delay, scale back or eliminate one or more of our research and development programs, which may include delaying or halting the ongoing clinical benefit trial of Riquent, reduce the size of our workforce, sell or license our technologies or obtain funds through other arrangements with collaborative partners or others that require us to relinquish rights to our technologies or potential products. We also may merge with another entity to continue our operations. Any one of these outcomes could have a negative impact on our ability to develop products or achieve profitability if our products are brought to market. If, and to the extent, we obtain additional funding through sales of securities, your investment in us will be diluted, and dilution can be particularly substantial when the price of our common stock is low.

Our freedom to operate our business or profit fully from sales of our products may be limited if we enter into collaborative agreements.
      We may need to collaborate with other pharmaceutical companies to gain access to their financial, research, drug development, manufacturing, or marketing and sales resources. However, we may not be able to negotiate arrangements with any collaborative partners on favorable terms, if at all. Any collaborative relationships that we enter into may include restrictions on our freedom to operate our business or may limit our revenues from potential products. If a collaborative arrangement is established, the collaborative partner may discontinue funding any particular program or may, either alone or with others, pursue alternative technologies or develop alternative drug candidates for the diseases we are targeting. Competing products, developed by a collaborative partner or to which a collaborative partner has rights, may result in the collaborative partner withdrawing support as to all or a portion of our technology.
      Without collaborative arrangements, we must fund our own research, development, manufacturing, and marketing and sales activities, which accelerates the depletion of our cash and requires us to develop our own manufacturing and marketing and sales capabilities. Therefore, if the costs of completing the ongoing clinical benefit trial of Riquent significantly exceed our estimates and we are unable to establish and maintain collaborative arrangements and if other sources of cash are not available, we could experience a material adverse effect on our ability to develop products and, if developed and approved, to manufacture, market and sell them successfully.

Our blood test to measure the binding affinity for Riquent has not been validated by independent laboratories and is likely to require regulatory review as part of the Riquent approval process.
      In 1998, we developed a blood test that we believe can identify the lupus patients who are most likely to respond to Riquent. The blood test is designed to measure the strength of the binding between Riquent and a patient’s antibodies. This affinity assay was used to identify, prospectively in the Phase 3 trial and retrospectively in the Phase 2/3 trial, the patients included in the efficacy analyses. Independent laboratories have not validated the assay, and the results of the affinity assay observed in our clinical trials of Riquent may not be observed in the broader lupus patient population. Although the FDA has reviewed the blood assay as part of the approval process of Riquent, the FDA’s review of the assay will not be complete until after Riquent is approved, if ever, and we and the FDA agree upon the label for Riquent. In addition, foreign regulatory authorities may require that the assay be reviewed as part of their approval process for Riquent. Even if Riquent and the assay are approved by the FDA or foreign regulatory authorities, we may have to conduct additional studies on the assay post-approval. The testing laboratory that will conduct the assay if Riquent is approved may also require additional regulatory approval. If the FDA or foreign regulatory authorities do not concur with the use of the assay to identify potential patients for treatment with Riquent, or if any of them requires additional studies on the assay or additional regulatory approval of the testing laboratory, the approval and possible commercialization of Riquent may be delayed or prevented, which would have a severe negative effect on our business.

Any regulatory approvals that we may obtain for our product candidates may be limited and subsequent issues regarding safety or efficacy could cause us to remove products from the market.
      If the FDA or foreign regulatory authorities grant approval of any of our drug candidates, the approval may be limited to specific conditions or patient populations, or limited with respect to its distribution, including to specified facilities or physicians with special training or experience. The imposition of any of these restrictions or other restrictions on the marketing and use of Riquent could adversely affect any future sales of Riquent. Furthermore, even if a drug candidate is approved, it is possible that a subsequent issue regarding its safety or efficacy would require us to remove the drug from the market.

Even if we receive regulatory approval for our product candidates, we will be subject to ongoing regulatory obligations and review.
      Following any regulatory approval of our product candidates, we will be subject to continuing regulatory obligations such as safety reporting requirements and additional post-marketing obligations, including regulatory oversight of the promotion and marketing of our products. In addition, we, and any third-party manufacturers, will be required to adhere to regulations setting forth current good manufacturing practices. These regulations cover all aspects of the manufacturing, testing, quality control and record keeping relating to our product candidates. Furthermore, we, and any third-party manufacturers, will be subject to periodic inspection by regulatory authorities. These inspections may result in compliance issues that would require the expenditure of significant financial or other resources to address. If we, or any third-party manufacturers that we may engage, fail to comply with applicable regulatory requirements, we may be subject to fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

The size of the market for our potential products is uncertain.
      We estimate that the number of people who suffer from lupus in the United States and Europe is potentially more than 1,000,000 and those with renal impairment, which Riquent is designed to treat, is approximately 300,000. However, there is limited information available regarding the actual size of these patient populations. In addition, it is uncertain whether the results from previous or future clinical trials of our drug candidates will be observed in broader patient populations, and the number of patients who may benefit from our drug candidates may be significantly smaller than the estimated patient populations. Furthermore, management of patients with renal disease by specialists other than nephrologists and immunologists is likely to reduce our ability to access patients who may benefit from Riquent.

Our drugs may not achieve market acceptance.
      Even if Riquent or our other drug candidates receive regulatory approval, patients and physicians may not readily or quickly accept our proposed methods of treatment. In order for Riquent or our other drug candidates to be commercially successful, we will need to increase the awareness and acceptance of our drug candidates among physicians, patients and the medical community. Riquent is designed to be administered weekly by intravenous injection. It is possible that providers and patients may resist an intravenously administered therapeutic. It is also possible that physician treatment practices may change and that the use of other drugs, either newly approved or currently on the market for other conditions, may become widely utilized by clinicians for the treatment of patients with lupus and reduce the potential use of Riquent in this patient population. In addition, if we are unable to manufacture drugs at an acceptable cost, physicians may not readily prescribe drugs that we may manufacture due to cost-benefit considerations when compared to other methods of treatment. If we are unable to achieve market acceptance for approved products, our revenues and potential for profitability will be negatively affected.

We lack experience in marketing products for commercial sale.
      In order to commercialize any drug candidate approved by the FDA or foreign regulatory authorities, we must either develop marketing and sales programs or enter into marketing arrangements with others. If we cannot do either of these successfully, we will not generate meaningful sales of any products that may be approved. If we develop our own marketing and sales capabilities, we will be required to employ a sales force, establish and staff a customer service department, and create or identify distribution channels for our drugs. We will compete with other companies that have experienced and well-funded marketing and sales operations. In addition, if we establish our own sales and distribution capabilities, we will incur material expenses and may experience delays or have difficulty in gaining market acceptance for our drug candidates. We currently have no marketing arrangements with others. There can be no guarantee that, if we desire to, we will be able to enter into any marketing agreements on favorable terms, if at all, or that any such agreements will result in payments to us. If we enter into co-promotion or other marketing and sales arrangements with other companies, any revenues that we may receive will be dependent on the efforts of others. There can be no guarantee that these efforts will be successful.

We may not earn as much income as we hope due to possible changes in healthcare reimbursement policies.
      The continuing efforts of government and healthcare insurance companies to reduce the costs of healthcare may reduce the amount of income that we can generate from sales of future products, if any. For example, in certain foreign markets, pricing and profitability of prescription drugs are subject to government control. In the United States, we expect that there will continue to be a number of federal and state proposals to implement similar government controls. In addition, an increasing emphasis on managed care in the United States will continue to put pressure on drug manufacturers to reduce prices. Price control initiatives could reduce the revenue that we receive for any products we may develop and sell in the future.

We have a history of losses and may not become profitable.
      We have incurred operating losses each year since our inception in 1989 and had an accumulated deficit of approximately $254.3 million as of September 30, 2005. We expect to incur substantial losses each year for at least the next several years as we conduct clinical trials of our drug candidates, seek regulatory approval and continue our clinical development, manufacturing, regulatory and research activities. In addition, assuming we ultimately receive approval from the FDA or foreign regulatory authorities for Riquent or our other drug candidates, we will be required to develop commercial manufacturing capabilities and marketing and sales programs which may result in substantial additional losses. To achieve profitability we must, among other matters, complete the development of our products, obtain all necessary regulatory approvals and establish commercial manufacturing, marketing and sales capabilities. The amount of losses and the time required by us to reach sustained profitability are highly uncertain and we may never achieve profitability. We do not expect to generate revenues from the sale of Riquent, if approved, or our other products, if any, in the near term, and we may never generate product revenues.

Our success in developing and marketing our drug candidates depends significantly on our ability to obtain patent protection for Riquent and any other developed products. In addition, we will need to successfully preserve our trade secrets and operate without infringing on the rights of others.
      We depend on patents and other unpatented intellectual property to prevent others from improperly benefiting from products or technologies that we may have developed. As of December 2, 2005, we owned 105 issued patents and 76 pending patent applications in the United States and in foreign countries. These patents and patent applications cover various technologies and drug candidates, including Riquent. There can be no assurance, however, that any additional patents will be issued, that the scope of any patent protection will be sufficient to protect us or our technology, or that any current or future issued patent will be held valid if subsequently challenged. There is a substantial backlog of biotechnology patent applications at the United States Patent and Trademark Office that may delay the review and issuance of any patents. The patent position of biotechnology firms like ours is highly uncertain and involves complex legal and factual questions, and no consistent policy has emerged regarding the breadth of claims covered in biotechnology patents or the protection afforded by these patents. We intend to continue to file patent applications as believed appropriate for patents covering both our products and processes. There can be no assurance that patents will be issued from any of these applications, or that the scope of any issued patents will protect our technology.
      We do not necessarily know if others, including competitors, have patents or patent applications pending that relate to compounds or processes that overlap or compete with our intellectual property or which may affect our freedom to operate. We are aware of certain families of patents and patent applications that contain claims covering subject matter that may affect our ability to develop, manufacture and sell our products in the future. We have conducted investigations into these patent families to determine what impact, if any, the patent families could have on our continued development, manufacture and, if approved by the FDA, sale of our drug candidates, including Riquent. Based on our investigations to date, we currently do not believe that these patent families are likely to impede the advancement of our drug candidates, including Riquent.

However, there can be no assurance that upon our further investigation, these patent families or other patents will not ultimately be found to impact the advancement of our drug candidates, including Riquent. If the United States Patent and Trademark Office or any foreign counterpart issues or has issued patents containing competitive or conflicting claims, and if these claims are valid, the protection provided by our existing patents or any future patents that may be issued could be significantly reduced, and our ability to prevent competitors from developing products or technologies identical or similar to ours could be negatively affected. In addition, there can be no guarantee that we would be able to obtain licenses to these patents on commercially reasonable terms, if at all, or that we would be able to develop or obtain alternative technology. Our failure to obtain a license to a technology or process that may be required to develop or commercialize one or more of our drug candidates may have a material adverse effect on our business. In addition, we may have to incur significant expenses and management time in defending or enforcing our patents.
      We also rely on unpatented intellectual property such as trade secrets and improvements, know-how, and continuing technological innovation. While we seek to protect these rights, it is possible that:

•	others, including competitors, will develop inventions relevant to our business;

•	our confidentiality agreements will be breached, and we may not have, or be successful in obtaining, adequate remedies for such a breach; or

•	our trade secrets will otherwise become known or be independently discovered by competitors.
      We could incur substantial costs in defending suits that others might bring against us for infringement of intellectual property rights or in prosecuting suits that we might bring against others to protect our intellectual property rights.

Because a number of companies compete with us, many of which have greater resources than we do, and because we face rapid changes in technology in our industry, we cannot be certain that our products will be accepted in the marketplace or capture market share.
      Competition from domestic and foreign biotechnology companies, large pharmaceutical companies and other institutions is intense and is expected to increase. A number of companies and institutions are pursuing the development of pharmaceuticals in our targeted areas. Many of these companies are very large, and have financial, technical, sales and distribution and other resources substantially greater than ours. The greater resources of these competitors could enable them to develop competing products more quickly than we are able to, and to market any competing product more quickly or effectively so as to make it extremely difficult for us to develop a share of the market for our products. These competitors also include companies that are conducting clinical trials and pre-clinical studies for the treatment of lupus. Our competitors may develop or obtain regulatory approval for products more rapidly than we do. If the FDA were to approve a drug that is significantly similar in structure to Riquent for the same indication that Riquent is designed to treat, and such drug received marketing exclusivity under the Orphan Drug Act, the FDA may be prevented from approving Riquent. Also, the biotechnology and pharmaceutical industries are subject to rapid changes in technology. Our competitors may develop and market technologies and products that are more effective or less costly than those we are developing, or that would render our technology and proposed products obsolete or noncompetitive.

We may not be able to take advantage of the orphan drug designation for Riquent.
      In September 2000, the FDA granted us orphan drug designation for Riquent for the treatment of lupus nephritis. The Orphan Drug Act potentially enables us to obtain research funding and tax credits for certain research expenses. In addition, the Orphan Drug Act allows for seven years of exclusive marketing rights to a specific drug for a specific orphan indication. Exclusivity is conferred upon receipt of marketing approval from the FDA. The marketing exclusivity prevents FDA approval during the seven-year period of the same drug, as defined in the FDA regulations, from another company for the same orphan indication. Whether we will be able to take advantage of the benefits afforded by the orphan drug designation will ultimately be determined by the FDA only after further review of our New Drug Application.

The use of Riquent or other potential products in clinical trials, as well as the sale of any approved products, may expose us to lawsuits resulting from the use of these products.
      The use and possible sale of Riquent or other potential products may expose us to legal liability and negative publicity if we are subject to claims that our products harmed people. These claims might be made directly by patients, pharmaceutical companies, or others. We currently maintain $10.0 million of product liability insurance for claims arising from the use of our products in clinical trials. However, product liability insurance is becoming increasingly expensive. In addition, in the event of any commercialization of any of our products, we will likely need to obtain additional insurance, which will increase our insurance expenses. There can be no guarantee that we will be able to maintain insurance or that insurance can be acquired at a reasonable cost, in sufficient amounts, or with broad enough coverage to protect us against possible losses. Furthermore, it is possible that our financial resources would be insufficient to satisfy potential product liability or other claims. A successful product liability claim or series of claims brought against us could negatively impact our business and financial condition.

We face environmental liabilities related to certain hazardous materials used in our operations.
      Due to the nature of our manufacturing processes, we are subject to stringent federal, state and local laws governing the use, handling and disposal of certain materials and wastes. We may have to incur significant costs to comply with environmental regulations if and when our manufacturing increases to commercial volumes. Current or future environmental laws may significantly affect our operations because, for instance, our production process may be required to be altered, thereby increasing our production costs. In our research and manufacturing activities, we use radioactive and other materials that could be hazardous to human health, safety or the environment. These materials and various wastes resulting from their use are stored at our facility pending ultimate use and disposal. The risk of accidental injury or contamination from these materials cannot be eliminated. In the event of such an accident, we could be held liable for any resulting damages, and any such liability could exceed our resources. Although we maintain general liability insurance, we do not specifically insure against environmental liabilities.

II.	RISK FACTORS RELATED SPECIFICALLY TO OUR STOCK.

Our stock may be removed from listing on the Nasdaq quotation system and may not qualify for listing on any stock exchange, in which case it may be difficult to maintain a market in our stock.
      In 2005, we received a notice from Nasdaq that our stock price fell below the Nasdaq minimum bid price. We have since regained compliance with the minimum bid price rule, but we are required to maintain compliance in order to maintain our listing. In addition to the minimum bid price rule, Nasdaq has several other continued listing requirements. Failure to maintain compliance with any Nasdaq listing requirement could cause our stock to be removed from listing on Nasdaq. If this were to happen, we may not be able to secure listing on other exchanges or quotation systems. If our stock is no longer traded on an exchange or quotation system, it may be difficult for you to sell the shares that you own. This would have a negative effect on the price and liquidity of our stock.

The ownership of our common stock is concentrated.
      As of January 20, 2006, our three largest stockholders beneficially owned or controlled approximately 55% of our common stock. Investors who purchase our common stock may be subject to certain risks due to the concentrated ownership of our common stock. For example, the sale by any of our large stockholders of a significant portion of that stockholder’s holdings could have a material adverse effect on the market price of our common stock. In addition, two of these stockholders have the ability, either alone or jointly, to appoint four members of our board of directors. Accordingly, these stockholders, either directly or indirectly, have the ability to significantly influence the outcome of all matters submitted to a vote of our stockholders.

Our common stock price is volatile and may decline even if our business is doing well.
      The market price of our common stock has been and is likely to continue to be highly volatile. Recent corporate events have caused our stock price to be particularly volatile. Market prices for securities of biotechnology and pharmaceutical companies, including ours, have historically been highly volatile, and the market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. The following factors, among others, can have a significant effect on the market price of our securities:

•	our clinical trial results;

•	actions or decisions by the FDA and other comparable agencies;

•	announcements of technological innovations or new therapeutic products by us or others;

•	developments in patent or other proprietary rights;

•	public concern as to the safety of drugs discovered or developed by us or others;

•	future sales of significant amounts of our common stock by us or our stockholders;

•	developments concerning potential agreements with collaborators;

•	comments by securities analysts and general market conditions; and

•	government regulation, including any legislation that may impact the price of any commercial products that we may seek to sell.
      The realization of any of the risks described in these “Risk Factors” could have a negative effect on the market price of our common stock.

Future sales of our stock by our stockholders could negatively affect the market price of our stock.
      Sales of our common stock in the public market, or the perception that such sales could occur, could result in a drop in the market price of our securities. As of January 20, 2006, there were:

•	Approximately 14,920,722 shares of common stock that have been issued in registered offerings or were otherwise freely tradable in the public markets, excluding the 21,999,985 shares of common stock, including shares of common stock subject to warrants, registered hereby.

•	Approximately 13,810 shares of common stock eligible for resale in the public market pursuant to SEC Rule 144.

•	2,225,504 shares of common stock that may be issued on the exercise of outstanding stock options granted under our various stock option plans at a weighted average exercise price of $15.47 per share.

•	Approximately 3,278,357 shares of common stock reserved for future issuance pursuant to awards granted under our equity incentive and employee stock purchase plans, which shares are covered by effective registration statements under the Securities Act of 1933, as amended (the “Securities Act”).

•	Pursuant to a registration statement on Form S-3 filed on December 10, 2002, we registered an aggregate amount of $125,000,000 of our common stock for issuance from time to time. As of January 20, 2006, there was $53,937,500 of our common stock available for future issuance.
      We cannot estimate the number of shares of common stock that may actually be resold in the public market because this will depend on the market price for our common stock, the individual circumstances of the sellers and other factors. We also have a number of stockholders that own significant blocks of our common stock. If these stockholders sell significant portions of their holdings in a relatively short time, for liquidity or other reasons, the market price of our common stock could drop significantly.

Failure to achieve and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and stock price.
      Section 404 of the Sarbanes-Oxley Act requires us to evaluate annually the effectiveness of our internal controls over financial reporting as of the end of each fiscal year beginning in 2004 and to include a management report assessing the effectiveness of our internal controls over financial reporting in all annual reports beginning with the annual report on Form 10-K for the fiscal year ended December 31, 2004. Section 404 also requires our independent registered public accounting firm to attest to, and report on, management’s assessment of our internal controls over financial reporting. We evaluated our internal controls over financial reporting as of December 31, 2004 in order to comply with Section 404 and concluded that our disclosure controls and procedures were effective as of such date. In addition, our independent registered public accounting firm reported on our assertion with respect to the effectiveness of our internal controls over financial reporting as of December 31, 2004. If we fail to maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we cannot assure you that we will be able to conclude in the future that we have effective internal controls over financial reporting in accordance with Section 404. If we fail to achieve and maintain a system of effective internal controls, it could have a material adverse effect on our business and stock price.

Anti-takeover devices may prevent changes in our board of directors and management.
      We have in place several anti-takeover devices, including a stockholder rights plan, which may have the effect of delaying or preventing changes in our management or deterring third parties from seeking to acquire significant positions in our common stock. For example, one anti-takeover device provides for a board of directors that is separated into three classes, with their terms in office staggered over three year periods. This has the effect of delaying a change in control of our board of directors without the cooperation of the incumbent board. In addition, our bylaws require stockholders to give us written notice of any proposal or director nomination within a specified period of time prior to the annual stockholder meeting, establish certain qualifications for a person to be elected or appointed to the board of directors during the pendency of certain business combination transactions, and do not allow stockholders to call a special meeting of stockholders.
      We may also issue shares of preferred stock without further stockholder approval and upon terms that our board of directors may determine in the future. The issuance of preferred stock could have the effect of making it more difficult for a third party to acquire a majority of our outstanding stock, and the holders of such preferred stock could have voting, dividend, liquidation and other rights superior to those of holders of our common stock.
USE OF PROCEEDS
      We will not receive any proceeds from the sale or other disposition by the selling stockholders of the shares registered hereunder, or interests therein. We will, however, receive proceeds from the exercise of any Closing Warrants for cash. If all of the Closing Warrants were exercised for cash, we would receive proceeds of approximately $21,999,960, which we currently intend to use for general corporate purposes.
SELLING STOCKHOLDERS
      In a private placement transaction completed on December 14, 2005, we issued a total of 88,000,000 shares (pre-reverse stock split) of our common stock and Closing Warrants to purchase an additional 22,000,000 shares (pre-reverse stock split) of our common stock to the selling stockholders listed below. On December 21, 2005, we filed an amendment to our certificate of incorporation that caused each five outstanding shares of our common stock to be converted into one share of our common stock. We are registering the shares of common stock sold to the selling stockholders, and the shares of common stock issuable upon exercise of the Closing Warrants, which, on a post-reverse split basis, consist of the 17,599,993 Shares and the 4,399,992 Warrant Shares. The selling stockholders may from time to time sell or dispose of pursuant to this prospectus any or all of the 17,599,993 Shares, or interests therein, and, upon exercise of the Closing Warrants pursuant to the terms thereof, any or all of the 4,399,992 Warrant Shares, or interests therein. The following table describes, as of January 20, 2006, the number of Shares and Warrant Shares that each selling stockholder beneficially owns and the number of shares registered hereunder. The term “selling stockholders” includes the holders listed below and their transferees, pledgees, donees or other successors. We have prepared this table based upon information furnished to us by or on behalf of the selling stockholders.
      The selling stockholders confirmed at the time they acquired the shares constituting the Shares and, to the extent any Closing Warrants have been exercised, the shares constituting the Warrant Shares acquired upon such exercise, that they acquired such shares for investment purposes only and not with a view towards, or for resale in connection with, the public sale or distribution thereof. This offering relates only to the sale of the 17,599,993 Shares and the 4,399,992 Warrant Shares held or to be held by the selling stockholders named in the following table. Since the date on which they provided us with the information below, the selling stockholders may have sold, transferred or otherwise disposed of some or all of their Shares or Warrant Shares in transactions exempt from the registration requirements of the Securities Act.

	Beneficial Ownership			Beneficial Ownership
	Prior to Offering			After Offering

	Number of Shares	Percent of	Shares to	Number of	Percent of Class
Name of Beneficial Owner	and Warrant Shares	Class (%)(1)	be Sold(2)	Shares(2)	(%)(1)(2)

Essex Woodlands Health Ventures Fund VI, L.P.(3)	8,333,332	24.4	8,333,332	—	—
Frazier Healthcare V, LP(4)	5,000,000	14.9	5,000,000	—	—
Alejandro Gonzalez Cimadevilla(5)	5,138,256	15.5	3,666,666	1,471,590	4.5
Domain Public Equity Partners, L.P.(6)	1,500,000	4.6	1,500,000	—	—
Special Situations Fund III, L.P.(7)(8)	109,835	*	96,038	13,797	*
Special Situations Fund III QP, L.P.(7)(9)	1,253,025	3.8	1,095,628	157,397	*
Special Situations Cayman Fund, L.P.(7)(10)	369,723	1.1	320,832	48,891	*
Special Situations Private Equity Fund, L.P.(7)(11)	338,032	1.0	320,832	17,200	*
Special Situations Life Sciences Fund, L.P.(7)(12)	222,906	*	166,666	56,240	*
Sutter Hill Ventures, a California limited partnership(13)	1,118,733	3.4	1,118,733	—	—
Anvest, L.P.(14)	8,332	*	8,332	—	—
G. Leonard Baker, Jr. and Mary Anne Baker, Co-Trustees of the Baker Revocable Trust U/ A/ D 2/3/03(15)	34,009	*	34,009	—	—
Saunders Holdings, L.P.(16)	34,009	*	34,009	—	—
William H. Younger, Jr. and Lauren L. Younger, Co-Trustees of the Younger Living Trust U/ A/ D 1/20/95(17)	39,006	*	39,006	—	—
Tench Coxe and Simone Otus Coxe, Co- Trustees of the Coxe Revocable Trust U/ A/ D 4/23/98(18)	67,151	*	67,151	—	—
James C. Gaither(19)	15,811	*	15,811	—	—

	Beneficial Ownership			Beneficial Ownership
	Prior to Offering			After Offering

	Number of Shares	Percent of	Shares to	Number of	Percent of Class
Name of Beneficial Owner	and Warrant Shares	Class (%)(1)	be Sold(2)	Shares(2)	(%)(1)(2)

Jeffrey W. Bird and Christina R. Bird as Trustees of Jeffrey W. and Christina R. Bird Trust Agreement Dated 10/31/00(20)	26,103	*	26,103	—	—
Robert Yin and Lily Yin as Trustees of Yin Family Trust Dated March 1, 1997(21)	1,410	*	1,410	—	—
Wells Fargo Bank, N.A. FBO SHV Profit Sharing Plan FBO Sherryl W. Hossack(22)	1,875	*	1,875	—	—
Wells Fargo Bank, N.A. FBO SHV Profit Sharing Plan FBO David L. Anderson(23)	41,636	*	41,636	—	—
Wells Fargo Bank, N.A. FBO SHV Profit Sharing Plan FBO William H. Younger, Jr.(24)	39,006	*	39,006	—	—
Wells Fargo Bank, N.A. FBO SHV Profit Sharing Plan FBO Tench Coxe(25)	59,785	*	59,785	—	—
Wells Fargo Bank, N.A. FBO SHV Profit Sharing Plan FBO David E. Sweet(26)	1,325	*	1,325	—	—
Wells Fargo Bank, N.A. FBO SHV Profit Sharing Plan FBO David E. Sweet (Rollover)(27)	6,730	*	6,730	—	—
Wells Fargo Bank, N.A. FBO SHV Profit Sharing Plan FBO Lynne M. Brown(28)	2,250	*	2,250	—	—
Wells Fargo Bank, N.A. FBO SHV Profit Sharing Plan FBO Patricia Tom (Post)(29)	2,820	*	2,820	—	—

*	Less than 1%

(1)	This table includes the number of shares underlying warrants that are exercisable within 60 days from January 20, 2006. All information with respect to beneficial ownership is based on filings made by the respective beneficial owners with the SEC or information provided to us by such beneficial owners. Except as indicated in the footnotes to this table, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws. On January 20, 2006, there were 32,534,525 shares of common stock outstanding. Shares not outstanding that are subject to warrants exercisable by the holder thereof within 60 days of January 20, 2006 are deemed outstanding for the purposes of calculating the number and percentage owned by such stockholder, but not deemed outstanding for the purpose of calculating the percentage owned by each other stockholder listed.

(2)	Assumes all the shares of common stock that may be offered hereunder are sold.

(3)	Includes 1,666,666 shares issuable upon the exercise of Closing Warrants that are exercisable within 60 days. Essex Woodlands Health Ventures VI, L.P. (the “GP Partnership”) is the general partner of Essex Woodlands Health Ventures Fund VI, L.P. (the “Partnership”). Essex Woodlands Health Ventures VI, L.L.C. (the “General Partner”) is the general partner of the GP Partnership. James L. Currie, Martin P. Sutter, Immanuel Thangaraj, Jeff Himawan, Ph.D., Mark Pacala and Petri Vainio,

MD, Ph.D. (the “Managers”) are managers of the General Partner. Mr. Sutter is also one of our directors. By virtue of the relationships among the Partnership, the GP Partnership, the General Partner and the Managers (collectively, the “Essex Persons”), each may be deemed to share voting power and investment power over the shares reported as owned by the Partnership in the above table. Each of the Essex Persons expressly disclaim beneficial ownership of any shares of common stock, except for such securities for which such Essex Person is the holder of record and except to the extent of the Essex Person’s proportionate pecuniary interests therein. The shares reported in the above table do not include any shares held by any Manager in his individual capacity.

(4)	Includes 1,000,000 shares issuable upon the exercise of Closing Warrants that are exercisable within 60 days. FHM V, LP is the general partner of Frazier Healthcare V, LP. FHM V, LLC is the general partner of FHM V, LP. Nader J. Naini is a managing member of FHM V LLC and serves as one of our directors. James N. Topper is a member of the investment committee of FHM V LLC and serves as one of our directors. By virtue of the relationships among Frazier Healthcare V, LP, FHM V, LP, FHM V, LLC, Mr. Naini and Mr. Topper (collectively, the “Frazier Persons”), each may be deemed to share voting power and investment power over the shares reported as owned by Frazier Healthcare V, LP in the above table. Each of the Frazier Persons expressly disclaim beneficial ownership of any shares of common stock, except for such securities for which such Frazier Person is the holder of record and except to the extent of the Frazier Person’s proportionate pecuniary interests therein.

(5)	Includes 733,333 shares issuable upon the exercise of Closing Warrants that are exercisable within 60 days.

(6)	Includes 300,000 shares issuable upon the exercise of Closing Warrants that are exercisable within 60 days.

(7)	MGP Advisors Limited (“MGP”) is the general partner of Special Situations Fund III, L.P. and Special Situations Fund III QP, L.P. AWM Investment Company, Inc. (“AWM”) is the general partner of MGP and the general partner of and investment adviser to the Special Situations Cayman Fund, L.P. MG Advisers, L.L.C. (“MG”) is the general partner of and investment adviser to the Special Situations Private Equity Fund, L.P. LS Advisers, LLC (“LS”) is the general partner and investment adviser to the Special Situations Life Sciences Fund, L.P. Austin W. Marxe and David M. Greenhouse are the principal owners of MGP, AWM, MG and LS. Through their control of MGP, AWM, MG and LS, Mr. Marxe and Mr. Greenhouse share voting and investment control over the portfolio securities of each of the funds listed above.

(8)	Includes 19,207 shares issuable upon the exercise of Closing Warrants that are exercisable within 60 days.

(9)	Includes 219,126 shares issuable upon the exercise of Closing Warrants that are exercisable within 60 days.

(10)	Includes 64,166 shares issuable upon the exercise of Closing Warrants that are exercisable within 60 days.

(11)	Includes 64,166 shares issuable upon the exercise of Closing Warrants that are exercisable within 60 days.

(12)	Includes 33,333 shares issuable upon the exercise of Closing Warrants that are exercisable within 60 days.

(13)	Includes 223,746 shares issuable upon the exercise of Closing Warrants that are exercisable within 60 days.

(14)	Includes 1,666 shares issuable upon the exercise of Closing Warrants that are exercisable within 60 days.

(15)	Includes 6,802 shares issuable upon the exercise of Closing Warrants that are exercisable within 60 days.

(16)	Includes 6,802 shares issuable upon the exercise of Closing Warrants that are exercisable within 60 days.

(17)	Includes 7,801 shares issuable upon the exercise of Closing Warrants that are exercisable within 60 days.

(18)	Includes 13,429 shares issuable upon the exercise of Closing Warrants that are exercisable within 60 days.

(19)	Includes 3,162 shares issuable upon the exercise of Closing Warrants that are exercisable within 60 days.

(20)	Includes 5,220 shares issuable upon the exercise of Closing Warrants that are exercisable within 60 days.

(21)	Includes 282 shares issuable upon the exercise of Closing Warrants that are exercisable within 60 days.

(22)	Includes 375 shares issuable upon the exercise of Closing Warrants that are exercisable within 60 days.

(23)	Includes 8,327 shares issuable upon the exercise of Closing Warrants that are exercisable within 60 days.

(24)	Includes 7,801 shares issuable upon the exercise of Closing Warrants that are exercisable within 60 days.

(25)	Includes 11,957 shares issuable upon the exercise of Closing Warrants that are exercisable within 60 days.

(26)	Includes 265 shares issuable upon the exercise of Closing Warrants that are exercisable within 60 days.

(27)	Includes 1,346 shares issuable upon the exercise of Closing Warrants that are exercisable within 60 days.

(28)	Includes 450 shares issuable upon the exercise of Closing Warrants that are exercisable within 60 days.

(29)	Includes 564 shares issuable upon the exercise of Closing Warrants that are exercisable within 60 days.
      The information regarding the selling stockholders may change from time to time. If required, we will describe these changes in one or more prospectus supplements.
PLAN OF DISTRIBUTION
      The selling stockholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.
      The selling stockholders may use any one or more of the following methods when disposing of shares or interests therein:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales effected after the effective date of the registration statement of which this prospectus is a part;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	agreements with broker-dealers to sell a specified number of such shares at a stipulated price per share; and

•	a combination of any such methods of sale.
      The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.
      In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).
      The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering. Upon any exercise of the warrants by payment of cash, however, we will receive the exercise price of the warrants.
      The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided that they meet the criteria and conform to the requirements of that rule.
      The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling stockholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.
      To the extent required, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.
      In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.
      We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.
      We have agreed to indemnify the selling stockholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.
      We have agreed with the selling stockholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (1) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement or (2) the date on which the shares may be sold pursuant to Rule 144(k) of the Securities Act.
WHERE YOU CAN FIND MORE INFORMATION
      We file periodic reports, proxy statements and other information with the Securities and Exchange Commission. You may inspect and copy these reports and other information at the SEC’s public reference room in Washington, D.C., located at 100 F Street, N.E., Washington, D.C. 20549. You can also obtain copies of these materials from the SEC’s public reference room at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information about its public reference room. The SEC also maintains a site on the World Wide Web at http://www.sec.gov. This site contains reports, proxy and information statements and other information about registrants that file electronically with the SEC.
      The SEC permits us to “incorporate by reference” the information and reports we file with it. This means that we can disclose important information to you by referring to another document. The information that we incorporate by reference is considered to be part of this prospectus, and later information that we file with the SEC automatically updates and supersedes this information. Specifically, we incorporate by reference:

1. Our Annual Report on Form 10-K for the fiscal year ended December 31, 2004;

2. Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005;

3. Our Current Reports on Form 8-K filed on January 28, 2005, February 2, 2005, February 17, 2005, March 14, 2005, March 28, 2005, March 30, 2005, March 30, 2005, April 22, 2005, April 29, 2005, May 20, 2005, May 31, 2005, June 3, 2005, October 7, 2005, October 26, 2005, November 15, 2005, December 2, 2005, December 14, 2005, December 16, 2005, December 21, 2005, January 11, 2006 and January 12, 2006;

4. The description of our common stock contained in our Registration Statements on Form 8-A, filed on June 2, 1994 and December 4, 1998, and on Form 8-A/ A, filed on January 26, 2001 and December 16, 2005; and

5. All documents we file with the SEC pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering of the shares offered by this prospectus.
      We have also filed a registration statement on Form S-3 with the SEC. This prospectus does not contain all of the information set forth in the registration statement. You should read the registration statement for further information about us and our common stock.

      We will provide a copy of these filings to each person, including any beneficial owner, receiving this prospectus, upon written or oral request. You may request a copy of these filings at no cost by writing or telephoning us at the following address and telephone number:
Corporate Secretary
La Jolla Pharmaceutical Company
6455 Nancy Ridge Drive
San Diego, California 92121
(858) 452-6600
      You should rely only on the information contained in this prospectus. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this prospectus.
FORWARD-LOOKING STATEMENTS
      We have made forward-looking statements in this prospectus that are based on our management’s beliefs and assumptions and on information currently available to our management. Forward-looking statements include information concerning our possible or assumed future results of operations and statements preceded by, followed by or that include the words “believes,” “expects,” “anticipates,” “intends,” “plans,” “estimates” or similar expressions.
      Forward-looking statements involve risks, uncertainties and assumptions. Actual results may differ materially from those expressed in these forward-looking statements. You are cautioned not to put undue reliance on any forward-looking statements. Except as may be required by law, we do not have any intention or obligation to update forward-looking statements after we distribute this prospectus. These statements appear in a number of places in this prospectus and include statements regarding our intentions, plans, strategies, beliefs or current expectations and those of our directors or our officers with respect to, among other matters:

•	our clinical development, regulatory and manufacturing plans;

•	the results of our clinical trials;

•	our financial prospects;

•	our financing plans;

•	trends affecting our financial condition or operating results;

•	our strategies for growth, operations, and product development and commercialization; and

•	conditions or trends in or factors affecting the biotech industry.
      You should understand that a number of factors could cause our results to differ materially from those expressed in the forward-looking statements. The information incorporated by reference or provided in this prospectus identifies important factors that could cause these differences. Those factors include, among others, the high cost and uncertainty of technology and drug development, which can result in significant losses and long delays in getting products to market.

LEGAL MATTERS
      The validity of the shares of common stock covered by this prospectus was passed upon by Gibson, Dunn & Crutcher LLP, Orange County, California.
EXPERTS
      Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2004, and our management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2004, as set forth in their reports, which are incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and management’s assessment are incorporated by reference in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

          NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE UNDER THIS PROSPECTUS TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY US OR THE SELLING STOCKHOLDERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE UNDER THIS PROSPECTUS WILL, UNDER ANY CIRCUMSTANCES, IMPLY THAT THERE HAS BEEN NO CHANGE IN OUR AFFAIRS OR THAT THE INFORMATION IN THIS PROSPECTUS IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE AS OF WHICH THE INFORMATION IS GIVEN. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY ANY OF THE SECURITIES OFFERED UNDER THIS PROSPECTUS TO ANYONE IN ANY JURISDICTION IN WHICH THE OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING THE OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE THE OFFER OR SOLICITATION.

LA JOLLA PHARMACEUTICAL COMPANY
21,999,985 Shares
Common Stock

PROSPECTUS

, 2006

PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION
      The following table sets forth all expenses payable by us in connection with the offering of our common stock being registered hereby. All amounts are estimated except the SEC registration fee.

SEC Registration Fee	$9,816.17
Printing Expenses	$5,000.00
Legal Fees and Expenses	$28,000.00
Accounting Fees and Expenses	$5,000.00
Miscellaneous	$2,183.83

Total	$50,000.00

ITEM 15.	INDEMNIFICATION OF OFFICERS AND DIRECTORS
      La Jolla Pharmaceutical Company is a Delaware corporation. Section 145(a) of the General Corporation Law of the State of Delaware (the “DGCL”) provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if the person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no cause to believe his or her conduct was unlawful.
      Section 145(b) of the DGCL provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the court in which such action or suit was brought shall determine that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to be indemnified for such expenses which the court shall deem proper.
      Section 145 of the DGCL further provides that to the extent a present or former director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsection (a) and (b) of Section 145 or in the defense of any claim, issue or matter therein, he or she shall be indemnified against expenses actually and reasonably incurred by him or her in connection therewith; that indemnification and advancement of expenses provided for by Section 145 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise; and that the corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liabilities under Section 145.

      As used in this Item 15, the term “proceeding” means any threatened, pending, or completed action, suit, or proceeding, whether or not by or in the right of La Jolla Pharmaceutical Company, and whether civil, criminal, administrative, investigative or otherwise.
      As permitted by Section 102(b)(7) of the DGCL, our certificate of incorporation provides that a director shall not be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. However, such provision does not eliminate or limit the liability of a director for acts or omissions not in good faith or for breaching his or her duty of loyalty, engaging in intentional misconduct, knowingly violating the law, paying an illegal dividend, approving an illegal stock repurchase, or obtaining an improper personal benefit. A provision of this type has no effect on the availability of equitable remedies, such as injunction or rescission, for breach of fiduciary duty. Our bylaws require that directors and officers be indemnified to the maximum extent permitted by Delaware law.
      We also have entered into indemnity agreements with each of our directors and executive officers. These indemnity agreements generally require that we pay on behalf of each director and officer party thereto all amounts that he or she is or becomes legally obligated to pay because of any claim or claims made against him or her because of any act or omission which he or she commits or suffers while acting in his or her capacity as our director and/or officer and because of his or her being a director and/or officer. Under the DGCL, absent an indemnity agreement or a provision in a corporation’s bylaws or certificate of incorporation, indemnification of a director or officer is discretionary rather than mandatory (except in the case of a proceeding in which a director or officer is successful on the merits). In addition, if indemnification is unavailable and may not be paid to an officer or director, we have agreed, subject to a limited number of exceptions, to contribute to the amount of expenses incurred or payable by the officer or director, to the extent allowed by applicable law, in such proportion as is appropriate to reflect the relative benefits received by us, on the one hand, and by the officer or director, on the other, from the transaction from which the proceeding arose and the relative faults of the parties, as well as any other applicable equitable considerations.
      Consistent with our bylaw provision on the subject, the indemnity agreements require us to make prompt payment of defense and investigation costs and expenses at the request of the director or officer in advance of indemnification, provided that the recipient undertakes to repay the amounts if it is ultimately determined that he or she is not entitled to indemnification for such expenses and provided further that such advance shall not be made if it is determined that the director or officer would not be permitted to be indemnified under applicable law. The indemnity agreements make the advance of litigation expenses mandatory absent a special determination to the contrary. Under the DGCL, absent an indemnity agreement or a provision in a corporation’s bylaws or certificate of incorporation, the advancement of expenses is discretionary. Under the indemnity agreement, the director or officer is permitted to petition the court to seek recovery of amounts due under the indemnity agreement and to recover the expenses of seeking such recovery if he or she is successful. The benefits of the indemnity agreement will not be available to the extent that an officer or director has other indemnification or insurance coverage for the subject claim. In addition, no indemnity will be paid by us: with respect to remuneration paid to an officer or director if it is determined by a final judgment that such remuneration was in violation of law; on account of any suit or judgment rendered against an officer or director for violating Section 16(b) of the Securities Exchange Act of 1934, or analogous provisions of law; if an officer’s or director’s conduct is adjudged to be fraudulent or deliberately dishonest, or constitutes willful misconduct; or if it is adjudged that indemnification is not lawful. Absent the indemnity agreement, indemnification that might be made available to directors and officers could be changed by amendments to our certificate of incorporation or bylaws.
      We currently maintain an insurance policy which, within the limits and subject to the terms and conditions thereof, covers certain expenses and liabilities that may be incurred by directors and officers in connection with actions, suits or proceedings that may be brought against them as a result of an act or omission committed or suffered while acting as a director or officer.

ITEM 16.	EXHIBITS
      The following exhibits are filed herewith or incorporated by reference:

Exhibit
Number	Description of Exhibit

4.1	Amended and Restated Certificate of Incorporation of the Company(1)

4.2	Amendment to Certificate of Incorporation(2)

4.3	Amendment to Certificate of Incorporation(3)

4.4	Amendment to Certificate of Incorporation(4)

4.5	Amended and Restated Bylaws of the Company(5)

4.6	Form of Common Stock Certificate

4.7	Rights Agreement, dated as of December 3, 1998, between the Company and American Stock Transfer & Trust Company(6)

4.8	Amendment No. 1 to the Rights Agreement, dated as of July 21, 2000, between the Company and American Stock Transfer & Trust Company(7)

4.9	Amendment No. 2 to the Rights Agreement, dated as of December 14, 2005, between the Company and American Stock Transfer & Trust Company(3)

4.10	Certificate of Designation, Preferences and Rights of Series A Junior Participating Preferred Stock of the Company(8)

4.11	Securities Purchase Agreement, dated as of October 6, 2005, by and among the Company and the Selling Stockholders(9)

4.12	Registration Rights Agreement, dated as of October 6, 2005, by and among the Company and the Selling Stockholders(9)

5.1	Opinion of Gibson, Dunn & Crutcher LLP as to legality of the securities registered hereby

23.1	Consent of Gibson, Dunn & Crutcher LLP (included in Exhibit 5.1)

23.2	Consent of Independent Registered Public Accounting Firm

24.1	Power of Attorney (contained on signature page of this document)

(1)	Previously filed with our Quarterly Report on Form 10-Q for the quarter ended September 30, 1999 and incorporated by reference herein.

(2)	Previously filed with our Current Report on Form 8-K filed on May 20, 2005 and incorporated by reference herein.

(3)	Previously filed with our Current Report on Form 8-K filed on December 16, 2005 and incorporated by reference herein.

(4)	Previously filed with our Current Report on Form 8-K filed on December 21, 2005 and incorporated by reference herein.

(5)	Previously filed with our Quarterly Report on Form 10-Q for the quarter ended September 30, 2000 and incorporated by reference herein.

(6)	Previously filed with our Registration Statement on Form 8-A filed on December 4, 1998 and incorporated by reference herein.

(7)	Previously filed with our Current Report on Form 8-K filed on January 26, 2001 and incorporated by reference herein.

(8)	Previously filed with our Quarterly Report on Form 10-Q for the quarter ended June 30, 1999 and incorporated by reference herein.

(9)	Previously filed with our Current Report on Form 8-K filed on October 7, 2005 and incorporated by reference herein.

ITEM 17.	UNDERTAKINGS
      (a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;
Provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) do not apply if the registration statement is on Form S-3 of the Securities Act or Form F-3 of the Securities Act and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) of the Securities Act that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.
      (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on January 20, 2006.

LA JOLLA PHARMACEUTICAL COMPANY

By:	/s/ Steven B. Engle

Steven B. Engle
Chairman and Chief Executive Officer
POWER OF ATTORNEY
      Each person whose signature appears below constitutes and appoints Steven B. Engle and Gail A. Sloan his or her true and lawful attorneys-in-fact and agents, each acting alone, with full powers of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as full to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, each acting alone, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Name and Signature	Title	Date

/s/ Steven B. Engle Steven B. Engle	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	January 20, 2006

/s/ Gail A. Sloan Gail A. Sloan	Vice President of Finance and Secretary (Principal Financial Officer and Principal Accounting Officer)	January 20, 2006

/s/ Thomas H. Adams, Ph.D. Thomas H. Adams, Ph.D.	Director	January 20, 2006

/s/ Robert A. Fildes, Ph.D. Robert A. Fildes, Ph.D.	Director	January 20, 2006

/s/ Stephen M. Martin Stephen M. Martin	Director	January 20, 2006

/s/ Nader J. Naini Nader J. Naini	Director	January 20, 2006

Name and Signature	Title	Date

/s/ Craig R. Smith, Ph.D. Craig R. Smith, Ph.D.	Director	January 20, 2006

/s/ Martin P. Sutter Martin P. Sutter	Director	January 20, 2006

/s/ James N. Topper, M.D., Ph.D. James N. Topper, M.D., Ph.D.	Director	January 20, 2006

/s/ Frank E. Young, M.D., Ph.D Frank E. Young, M.D., Ph.D	Director	January 20, 2006

EXHIBIT INDEX

Exhibit
Number	Description of Exhibit

4.1	Amended and Restated Certificate of Incorporation of the Company(1)

4.2	Amendment to Certificate of Incorporation(2)

4.3	Amendment to Certificate of Incorporation(3)

4.4	Amendment to Certificate of Incorporation(4)

4.5	Amended and Restated Bylaws of the Company(5)

4.6	Form of Common Stock Certificate

4.7	Rights Agreement, dated as of December 3, 1998, between the Company and American Stock Transfer & Trust Company(6)

4.8	Amendment No. 1 to the Rights Agreement, dated as of July 21, 2000, between the Company and American Stock Transfer & Trust Company(7)

4.9	Amendment No. 2 to the Rights Agreement, dated as of December 14, 2005, between the Company and American Stock Transfer & Trust Company(3)

4.10	Certificate of Designation, Preferences and Rights of Series A Junior Participating Preferred Stock of the Company(8)

4.11	Securities Purchase Agreement, dated as of October 6, 2005, by and among the Company and the Selling Stockholders(9)

4.12	Registration Rights Agreement, dated as of October 6, 2005, by and among the Company and the Selling Stockholders(9)

5.1	Opinion of Gibson, Dunn & Crutcher LLP as to legality of the securities registered hereby

23.1	Consent of Gibson, Dunn & Crutcher LLP (included in Exhibit 5.1)

23.2	Consent of Independent Registered Public Accounting Firm

24.1	Power of Attorney (contained on signature page of this document)

(1)	Previously filed with our Quarterly Report on Form 10-Q for the quarter ended September 30, 1999 and incorporated by reference herein.

(2)	Previously filed with our Current Report on Form 8-K filed on May 20, 2005 and incorporated by reference herein.

(3)	Previously filed with our Current Report on Form 8-K filed on December 16, 2005 and incorporated by reference herein.

(4)	Previously filed with our Current Report on Form 8-K filed on December 21, 2005 and incorporated by reference herein.

(5)	Previously filed with our Quarterly Report on Form 10-Q for the quarter ended September 30, 2000 and incorporated by reference herein.

(6)	Previously filed with our Registration Statement on Form 8-A filed on December 4, 1998 and incorporated by reference herein.

(7)	Previously filed with our Current Report on Form 8-K filed on January 26, 2001 and incorporated by reference herein.

(8)	Previously filed with our Quarterly Report on Form 10-Q for the quarter ended June 30, 1999 and incorporated by reference herein.

(9)	Previously filed with our Current Report on Form 8-K filed on October 7, 2005 and incorporated by reference herein.